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                                                               EXHIBIT 99(g)(7)

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK
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ASHER BLACK, IRA, dated 2/21/96,           :  Index No. 97115922
                     PLAINTIFF,            :  CLASS ACTION COMPLAINT
                                           :
        - against -                        :
                                           :
REXEL, INC., REXEL S.A.,                   :  (JURY TRIAL DEMANDED)
PIERRE CHAREYRE, GILLES R. GUINCHARD,      :
ALAIN REDHEUIL, ERIC J. LOMAS,             :
GERALD E. MORRIS, and SERGE WEINBERG,      :
                                           :
                   Defendants              :
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                            CLASS ACTION COMPLAINT
                            ----------------------

     Plaintiff, individually and on behalf of all other persons similarly situated, by his undersigned attorneys, for his complaint, alleges upon personal knowledge as to himself and his own acts, and upon information and belief as to all other matters, based upon, inter alia, the investigation made
                                            ----- ----
by and through his attorneys, which investigation included, among other things, a review of the public documents, published reports and news articles, as follows:

                             NATURE OF THE ACTION
                             --------------------

     1. Plaintiff brings this action on behalf of himself and the public shareholders of defendant Rexel, Inc. ("Rexel" or the "Company") a majority owned subsidiary of defendant Rexel S.A., ("Rexel S.A."), a french public corporation, to enjoin a proposed coercive, deceptive and fraudulent minority freeze out ("the buy out") of the public shareholders of the Company via an inadequate
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cash offer by defendant Rexel S.A. or, in the alternative, to obtain rescission or damages if the buy out is consummated.

     2. Defendant Rexel S.A., which owns a 50% stake in Rexel, seeks to eliminate the public shareholders of Rexel by acquiring the remaining 49.4% of the Company that it does not own at a grossly inadequate price of $19.50 per share or a total of $265 million. Defendant Rexel is controlled by its majority shareholder, defendant Rexel, S.A. The Individual Defendants identified below are officers of Rexel S.A. or are affiliated with Rexel S.A. and are members of the Board of Directors of the Company. Defendants owe the highest fiduciary duty to be scrupulously fair in their dealings with the minority shareholders of Rexel. The proposed buy out constitutes self dealing, deception, unfair dealing, overreaching and a breach of fiduciary duty to Rexel's minority shareholders.

                                  THE PARTIES
                                  -----------

     3. Plaintiff Asher Black, IRA, dated 2/21/96 is the owner of 200 shares of Rexel stock and is a resident of the state of Florida. He has held such shares up to and including the August 29, 1997 announcement of the proposed buy out.

     4. (a) Defendant Rexel is a New York corporation which was incorporated in 1866 under the original name of Willcox & Gibbs Sewing Machine Company. In May 1995, Rexel S.A. raised its stake to about 46% and Willcox & Gibbs changed its name to Rexel Inc. Rexel's principal executive offices are located at 150 Alhambra Circle, Suite 900, Coral Gables, Florida 33134. The


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Company is the fifth largest distributor of electrical products in the U.S.  The
Company presently operates approximately 200 branches which are concentrated in the southern U.S., although the Company also has a strong presence in both California and Ohio. Its product line includes roughly 35,000 different items, including wire and cable, wiring devices, lighting fixtures, fuses, conduit, motor controls, circuit breakers, panel boards and automation equipment.
The Company first entered the electrical distribution business in 1984 with the purchase of a major regional distributor in Florida. In the following decade, a series of acquisitions were made. During this time, the electrical supply business evolved as the Company's core business and all other nonelectrical businesses were sold. In the process of this focus, the Company became part of Rexel S.A., the world's largest electrical distributor.

          (b) Rexel relies to a substantial degree upon Rexel S.A. and entered into a services agreement with it on November 1, 1995. Under this agreement, Rexel pays Rexel S.A. $600,000 per year. In addition, Rexel S.A. provides consulting services to the Company. In 1996, the Company paid $200,000 to Rexel S.A. for these services.

     5. (a) Rexel S.A. is the sole shareholder of its subsidiary International Technical Distributors, Inc. ("ITD"), a New York corporation, with its principal place of business located at 301 46th Court, Meridian, Mississippi 39305. Rexel S.A. is the beneficial owner of 50.6% of the common stock of


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Rexel.  It owns 8,218,787 shares directly, and 4,636,994 shares through ITD.
Rexel S.A. is itself controlled by Pinault-Printemps-Redoute S.A. ("Pinault") which owns 70% of the common stock of Rexel S.A.

          (b) Defendant Rexel S.A. is headquartered at 25 Rue de Clinchy in Paris, France and is listed on the Paris Stock Exchange.

          (c) As of August 5, 1997, Rexel had approximately 26,037,690 shares outstanding, which are traded on the New York Stock Exchange and the Pacific Stock Exchange.

          (d) As of March 7, 1997, there were approximately 1,181 holders of the 26,037,690 common shares of the company's common stock.

          (E) Defendant Rexel S.A., is the largest electrical supplies distributor in the world. As a buyer of the minority interest in Rexel it has, had an unfair advantage over the plaintiff and the Class as sellers of their shares. Because defendant Rexel S.A. has control of business and corporate information concerning Rexel's assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between defendant Rexel S.A. and the public minority shareholders of Rexel.

          (f) Defendant Rexel S.A., and its affiliates, by reason of its majority ownership and control of Rexel, is in a fiduciary relationship with the plaintiff and the other public shareholders of Rexel, and owes to them the highest obligations


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of good faith, loyalty and fair dealing.  Defendant Rexel S.A. is sued herein because it has breached these fiduciary duties.

     6. Defendant Pierre Chareyre ("Chareyre") is a director of Rexel and is the chief Financial Officer of Rexel S.A.

     7. Defendant Gilles P. Guinchard ("Guinchard") has served since April 1997 as a director of Rexel as well as the Company's President and Chief Executive Officer. Previously, Guinchard served as the managing director of Rexel S.A.'s largest operating division in France.

     8. Defendant Alan Redheuil ("Redheuil") is a director of Rexel. He is also Chairman and Chief Executive Officer of Rexel S.A.

     9.   Defendant Eric J. Lomas ("Lomas") is Chairman of the Board of
Rexel. Lomas was nominated for the board by Rexel S.A., pursuant to an agreement between Rexel S.A. and Rexel, executed at the time of Rexel S.A.'s initial investment in the Company (the "Investment Agreement")f which agreement permitted Rexel S.A. to nominate three directors.

     10. Defendant Gerald E. Morris ("Morris") is a director of Rexel and was nominated by Rexel S.A. pursuant to the Investment Agreement.

     11. Defendant Serge Weinberg is a director of Rexel and he is also Chairman of the Executive Board of Pinault. He was also nominated by Rexel S.A. pursuant to the Investment Agreement.



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     12.  Nonparties John B. Fraser ("Fraser"), R. Gary Gentles ("Gentles"),
Nicholas Sokolow ("Sokolow"), and Austin List ("List") are also directors of the Company.

                           CLASS ACTION ALLEGATIONS
                           ------------------------

     13. Plaintiff brings this action on his own behalf and as a class action on behalf of all Rexel shareholders as of August 29, 1997, and their successors in interest (the "Class"), who are or will be deprived of their equity interest in Rexel at an unfair price under the proposed buy out of the Company's public shareholders through the wrongful acts described herein. Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with defendants.

     14. This action is properly maintainable as a class action pursuant to CPLR 901 for the following reasons:

               (a) The Class of Rexel shareholders for whose benefit this action is brought is so numerous that joinder of all Class members is impracticable. There are more than 26,037,690 shares of the Company's stock outstanding, approximately 49.4% of which are held by the public.

               (b) As of March 1, 1997, there were approximately 1,181 holders of record of the Company's common stock, hundreds of which were holders of record in the United States. The exact current number of Class members is unknown to plaintiff at this time and can only be ascertained through appropriate discovery.


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     (c) There are questions of law and fact which are common to members of the
Class and which predominate over any questions affecting only individual members. The common questions include, inter alia, the following:
                                        ----- ----

          (1) whether defendants have engaged in a plan and scheme to deceive and coerce the minority public shareholders of Rexel to sell their shares at a grossly inadequate price and to enrich themselves at the expense of these public minority shareholders;

          (2) whether the proposed freeze-out is grossly unfair to the Company's minority public shareholders;

          (3) whether defendants have engaged and are continuing to engage in a plan and scheme to eliminate the Company's minority public shareholders through unfair means and devices;

          (4) whether defendants are engaged in self-dealing by reason of the proposed acquisition;

          (5) whether plaintiff and the other members of the Class would be irreparably damaged were the transactions complained of herein consummated; and

          (6) whether defendants have breached the fiduciary and other common law duties owed by them to plaintiff and the other members of the Class.

     (d) Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.



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                            SUBSTANTIVE ALLEGATIONS
                            -----------------------

     15. In 1996, after Rexel S.A. obtained a majority stock interest, Rexel began implementing a long-term strategy to accelerate company growth by taking advantage of acquisition opportunities. Since the beginning of 1996, Rexel has made four key acquisitions. Rexel acquired Utility Products Supply Co., Cable & Connector Warehouse, Inc., Southland Electrical Supply Company and ChemCo Electric Supply, Inc. The Company's shift in corporate strategy away from nonelectrical businesses to concentrate on the electrical supply business over the past several years has shown great prospects. Net income jumped over 3OO% since 1994, growing from $8.9 million in 1994 to $29.4 million on 1996. Defendant Lomas stated in his 1996 Letter to Shareholders in the Company's 1996 Annual Report that "1996 was another good year for Rexel Inc. During the year, we not only continue to focus on improving our core business competence, but we also launched several programs designed to both increase our local market share and grow our company through acquisitions. Our goal is to be the No. 1 or No. 2 distributor in every market we serve."

     16. Analysts have stated as recently as June 18, 1997 that they expect the Company's acquisition pace to be maintained through the next several quarters. (Cleary, Gull, Reiland & McDevitt Inc. analyst report dated June 18, 1997). Cleary Gull Reiland & McDevitt also stated in its June 18, 1997 analyst report that the Company's "success with acquisitions could result


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in EPS growth that is stronger than presently anticipated (+18% in 1997 and +15%
in 1998)."

     17. On July 22, 1997, the Company announced its continued upbeat second quarter and six month results. It reported an increase to $.33 per share from $.29 per share in the second quarter of 1996 on a 20.4% increase in net income from $7.6 million to $9.1 million. Earnings per share for the six months ended June 30, 1997 increased to $.6l per share from $.51 for the first six months of 1996 on a 20.9% increase in net income from $13.2 million to $15.9 million. Sales for the second quarter were up 19.3%. to $348.2 million compared to second quarter 1996 sales of $291.9 million. For the six months ended June 30, 1997, sales were up 19.8% to $666.8 million from $556.6 million for the first six months of 1996.

     18. Notwithstanding the tremendous improvement in the Company's performance and outlook, its stock remains underappreciated by the stock market. In a recent article, one magazine analyzed stocks based upon traditional value measurements: multiples of earnings, sales, assets or cash flow, and found only twelve stocks that were cheap relative to all four measurements. Rexel was one
                                          ---
of the twelve. Further, Merrill Lynch Capital Markets, in a May 27, 1997 report on the Company recently stated that "we reiterate our positive view on Rexel (S.A.) following its announcement of three new acquisitions, totalling
FRF 410mm of sales, which should be earnings enhancing from this year."



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     19. On August 29, 1997, Rexel announced that Rexel S.A. wanted to acquire the 49.4% shares of Rexel common stock it did not already own for $19.50 share or $265 million. This offer represents a premium of just 10% compared with the Company's share price over the last 30 trading sessions. However, as recently as March 11, 1997, the stock traded at 19-5/8 so the offer presents no premium over that price. Further, it in no way even begins to compare to Cleary Gull's target price range for the stock of $23-24 per share found in its June 18th analyst report and the Company's prospects should propel its stock price even higher in the near future.

     20.  In response to the announcement of the offer, on August
29, 1997, Rexel stock rose $1.9375. per share and closed at $20.8125. On September 2, 1997, the stock closed at $21.00 per share.

     21. Rexel has appointed a special committee to assess the offer but has not identified its members. Since Rexel is controlled by Rexel S.A. and the Individual Defendants, they will dictate the price to be received by Rexel's minority shareholders despite the existence of any purported Special Committee.

     22. The alleged premium to recent market price represented by the acquisition price is illusory because Rexel has been undervalued in the marketplace.

            23. The offered consideration is grossly inadequate and unfair in light of the Company's financial performance and future



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prospects, and the current and projected market value of Rexel's shares.

     24. Obtaining control over the Company will provide substantial financial benefits to Rexel S.A., which benefit is not reflected in the buy out offer to be made to Rexel's minority shareholders. Thus, Rexel S.A. is seeking to eliminate Rexel's public shareholders at a grossly inadequate and unfair price.

     25. Defendant Rexel S.A., as the majority controlling shareholder of the Company, and the Individual Defendants, owe the Company's minority public shareholders the highest duty of loyalty, honesty and fairness. These defendants have breached their fiduciary duties to the minority shareholders by not having Rexel S.A. offer a fair price to the minority.

     26. Defendants have clear conflicts of interest. They are putting their own self-interests in paying the lowest possible price over the interests of the plaintiff and the Class.

     27. Because defendant Rexel S.A. owns, a majority of the equity of Rexel, it would be practically impossible for any other bidder to fairly bid for control of Rexel without its consent and cooperation. Further, as reported on August 29, 1997 on the Business Wire, "Rexel S.A. is not interested, under any
                       -------------
circumstances, in selling its interest in Rexel Inc."

     28. The proposed consideration to be paid to the public shareholders is grossly unfair, inadequate and substantially below the fair or inherent value of Rexel. Its value is materially greater than the consideration being offered, taking


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into account the Company's financial results, the strength of its business, its future prospects, its assets and earnings power, as well as its market price.

     29. The proposed transaction will deny plaintiff and other Class members their rights to share proportionately in the true value of Rexel's assets and future growth in profits and earnings. Defendant Rexel S.A. intends to appropriate these assets and the ongoing business for itself at a price which is substantially less than its fair market value.

     30. The proposed consideration is not the result of arm's-length negotiations and is not based upon an independent evaluation of the current value of the Company's assets or business, but was fixed arbitrarily as part of Rexel S.A.'s unlawful plan and scheme to obtain for itself the entire ownership of Rexel at the lowest possible price.

     31. Defendants are not acting in good faith toward plaintiff and the Class; have breached and are breaching their fiduciary duties to plaintiff and the Class; and have willfully participated in unfair dealing toward plaintiff and the Class.

     32. As a result of the actions of the defendants, plaintiff and other members of the Class have been and will be damaged in that they are the victims of unfair dealing and are not receiving the fair value of their interests in the Company.

     33. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and will succeed in their plan to enrich themselves by excluding


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plaintiff and other members of the Class from their fair proportionate share of the Company, all to the irreparable harm of plaintiff and the Class.

     34. The acts and transactions causing injury to plaintiff and the Class have occurred and will occur in this district if the proposed merger is consummated.

     35.  Plaintiff and the Class have no adequate remedy at law.



     WHEREFORE, plaintiff, on behalf of himself and the Class, pray for judgment and relief as follows:

     A. Declaring that defendants have committed a gross abuse of trust and have breached their fiduciary and other duties to plaintiff and other members of the Class;

     B. Enjoining defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from proceeding with, consummating or closing the proposed buy out;

     C. In the event the proposed buy out is consummated, rescinding it and setting it aside or granting plaintiff and the other members of the Class rescissory damages;

     D. Declaring this action to be a proper class action and certifying plaintiff as the representative of the Class;

     E. Requiring defendants to account to plaintiff and the Class for all profits obtained from the breaches of fiduciary duty alleged herein;



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     F.   Awarding plaintiff and the Class compensatory damages, together with appropriate prejudgment interest at the minimum rate allowable by law;

     G. Awarding plaintiff and the Class their costs and expenses for the litigation, including reasonable attorneys' fees and other disbursements; and

     H. Granting such other and further relief as this Court deems to be necessary and appropriate.


Dated:  September 4, 1997


                                        LOWEY, DANNENBERG BEMPORAD
                                          & SELINGER, P.C.



                                        By /s/ Sherrie Brown
                                           ----------------------------
                                           Stephen Lowey
                                           Sherrie Brown
                                        The Gateway
                                        One North Lexington Avenue
                                        White Plains, NY 10602
                                        (914) 997-05OO

                                        Attorneys for Plaintiff



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